UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

Class B Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

109199208**

(CUSIP Number)

Excellence Education Investment Limited

Telephone: + 86 757 2666 2233

No.1, Country Garden Road

Beijiao Town, Shunde District

Foshan, Guangdong 528300

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 109199208 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents four Class A Ordinary Shares of the issuer. No CUSIP number has been assigned to Ordinary Shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109199208

1	NAME OF REPORTING PERSONS Excellence Education Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,590,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.0% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excellence Education Investment Limited has shared voting and dispositive power over the Issuer’s 72,590,000 Class B Ordinary Shares directly held by it.

(2)	The percentage of the Class A Ordinary Shares beneficially owned by Excellence Education Investment Limited is calculated on an as-converted basis based on 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 109199208

1	NAME OF REPORTING PERSONS Ultimate Wise Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Ultimate Wise Group Limited has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by it.

(2)	The percentage of the Class A Ordinary Shares beneficially owned by Ultimate Wise Group Limited is calculated on an as-converted basis based on 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 109199208

1	NAME OF REPORTING PERSONS Noble Pride Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Noble Pride Global Limited has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are its wholly owned subsidiaries.

(2)	The percentage of the Class A Ordinary Shares beneficially owned by Noble Pride Global Limited is calculated on an as-converted basis based on 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 109199208

1	NAME OF REPORTING PERSONS Yeung Family Trust V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	TMF Trust (HK) Limited, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride Global Limited. Therefore, Yeung Family Trust V has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.

(2)	The percentage of the Class A Ordinary Shares beneficially owned by Yeung Family Trust V is calculated on an as-converted basis based on 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 109199208

1	NAME OF REPORTING PERSONS TMF Trust (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	TMF Trust (HK) Limited, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited. Both of Ultimate Wise Group Limited and Excellence Education Investment Limited are wholly owned subsidiaries of Noble Pride Global Limited.

(2)	The percentage of the Class A Ordinary Shares beneficially owned by TMF Trust (HK) Limited is calculated on an as-converted basis based on 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.00001 per share (the “Class B Ordinary Shares”) of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.

The Issuer’s American depositary shares (the “ADSs”), each representing four Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “BEDU.” As used in this Schedule 13D, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B Ordinary Shares.

Item 2. Identity and Background.

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1)	Excellence Education Investment Limited (“Excellence Education”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding;
2)	Ultimate Wise Group Limited (“Ultimate Wise”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding;
3)	Noble Pride Global Limited (“Noble Pride”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal business in investment holding;
4)	Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey, with its trustee’s business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong and principal business in investment holding; and
5)	TMF Trust (HK) Limited (“TMF Trust”), a company incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, and its principal business in trustee services.

Excellence Education, Ultimate Wise, Noble Pride, Yeung Family Trust V and TMF Trust are collectively referred to as “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A.

Ultimate Wise and Excellence Education are the record holders of the Ordinary Shares reported on this Schedule 13D. Noble Pride is the sole shareholder of each of Ultimate Wise and Excellence Education. TMF Trust, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

The Reporting Persons previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2018, as amended and supplemented by the Amendment No. 1 filed with the Commission on January 15, 2019, the Amendment No. 2 filed with the Commission on February 19, 2019, the Amendment No.3 filed with the Commission on May 2, 2022, and the Amendment No. 4 filed with the Commission on January 3, 2023.

Item 3. Source and Amount of Funds or Other Consideration.

On December 19, 2018, Ms. Meirong Yang, by way of gift, transferred 100 ordinary shares of par value US$0.0001 each in the capital stock of Excellence Education, which represents the entire issued share capital of Excellence Education, to Noble Pride, a company directly and wholly owned by Yeung Family Trust V.

On December 19, 2018, Ms. Huiyan Yang, by way of gift, transferred one ordinary share of par value US$1.00 each in the capital stock of Ultimate Wise, which represents its entire issued share capital stock, to Noble Pride, a company directly and wholly owned by Yeung Family Trust V.

On January 8, 2019, Concrete Win Limited, for nil consideration, transferred 451,559 Class A Ordinary Shares of the Issuer to Ultimate Wise, a company directly and wholly owned by Noble Pride.

Item 4. Purpose of Transaction.

Yeung Family Trust V was established for succession planning purposes. Ms. Meirong Yang and Ms. Huiyan Yang, a relative of hers, are the joint settlors of Yeung Family Trust V. Prior to July 18, 2024, Ms. Meirong Yang and Ms. Huiyan Yang were also the members of the two-person investment committee of Yeung Family Trust V.

On July 18, 2024, to the composition of the investment committee of Yeung Family Trust V was restructured. Ms. Huiyan Yang resigned from the committee, and Mr. Hongru Zhou and Mr. Ruolei Niu were appointed as new members. The investment committee currently consists of three members: Ms. Meirong Yang, Mr. Hongru Zhou, and Mr. Ruolei Niu. Each member has one vote on the investment committee. The investment committee retains the sole power to vote the Ordinary Shares beneficially owned by Yeung Family Trust V or direct the trustee of Yeung Family Trust V to vote such shares.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof.

(b) See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement dated July 26, 2024 by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 31, 2024

EXCELLENCE EDUCATION INVESTMENT LIMITED

By:	/s/ Meirong Yang
Name:	Meirong Yang
Title:	Director

ULTIMATE WISE GROUP LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

NOBLE PRIDE GLOBAL LIMITED

By:	/s/ YEU Chi Fai
Name:	YEU Chi Fai
Title:	Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited

YEUNG FAMILY TRUST V

By:	/s/ YEU Chi Fai, HUI Wai Ling
Name:	YEU Chi Fai, HUI Wai Ling
Title:	Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V

TMF TRUST (HK) LIMITED

By:	/s/ YEU Chi Fai, HUI Wai Ling
Name:	YEU Chi Fai, HUI Wai Ling
Title:	Authorized Signatories

SCHEDULE A

Excellence Education Investment Limited

Director	Business Address	Present Principal Employment	Citizenship
Meirong Yang	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC
Junchun Yang	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited and director of Ultimate Wise Group Limited	Macau

Ultimate Wise Group Limited

Director	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairman and executive director of Country Garden Holdings Company Limited; chairman and non-executive director of Country Garden Services Holdings Company Limited	Hong Kong
Junchun Yang	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited and director of Ultimate Wise Group Limited	Macau

Noble Pride Global Limited

Director	Business Address	Present Principal Employment	Citizenship
S.B. Vanwall Ltd.	31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of Noble Pride Global Limited	British Virgin Islands

Yeung Family Trust V

Joint Settlor	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairman and executive director of Country Garden Holdings Company Limited; chairman and non-executive director of Country Garden Services Holdings Company Limited	Hong Kong
Meirong Yang	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC

Member of Investment Committee	Business Address	Present Principal Employment	Citizenship
Meirong Yang	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC
Hongru Zhou	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairperson of the Board of Director and Chief Executive Officer of Bright Scholar Education Holdings Limited	PRC
Ruolei Niu	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chief Financial Officer of Bright Scholar Education Holdings Limited	Hong Kong

TMF Trust (HK) Limited

Directors	Business Address	Present Principal Employment	Citizenship
CHAN Ki	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

CHOA Kin Wai	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

CHOW Tsz Kwan	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

Arno WIEDIJK	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Nederlandse

Wiebe WIJNIA	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Nederlandse